ZA Group, Inc.

1083 Tamiami Trl

Naples Fl 34108

504-484-9864

November 30, 2021

Alan Campbell

Division of Corporate Finance, Office of Life Sciences

US Securities and Exchange Commission

Washington, DC 20549

Re:	ZA Group, Inc.
Offering Statement on Form 1-A
File No. 024-11715
Request for Acceleration of Qualification

Dear Mr. Campbell:

ZA Group. (the “Company”), hereby requests that the U. S. Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Offering Statement (File No.: 024-11715) to become qualified at 5:00 PM Eastern Standard Time on Wednesday, December 1, 2020, or as soon thereafter as practicable.

Further, the Company acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the notice of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•at least one state is ready to qualify.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above.

Sincerely,

/s/ John Morgan

John Morgan

President